Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-238982

PROSPECTUS SUPPLEMENT TO THE
SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 12, 2020

New Issue	November 24, 2020

Ballard Power Systems Inc.

US$350,003,500

18,182,000 Common Shares

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated June 12, 2020 (the "Shelf Prospectus"), qualifies the distribution (the "Offering") of 18,182,000 common shares (the "Offered Shares") in the share capital of Ballard Power Systems Inc. (the "Company", "Ballard", "us" or "we") at a price of US$19.25 per Offered Share (the "Offering Price"). The Company will use the net proceeds of the Offering as described in this Prospectus Supplement. See "Use of Proceeds".

The Offering is being made pursuant to an underwriting agreement dated November 24, 2020 (the "Underwriting Agreement") among the Company and National Bank Financial Inc., Raymond James Ltd. (the "Co-Lead Underwriters"), Cormark Securities Inc. and TD Securities Inc. (collectively, the "Underwriters"). The Offered Shares will be offered in the U.S. and each of the provinces and territories of Canada, other than Québec, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10 (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC").

The outstanding common shares of the Company (the "Common Shares") are currently traded on the Toronto Stock Exchange (the "TSX") and on the NASDAQ Global Market (the "NASDAQ") under the symbol "BLDP". On November 23, 2020, the last trading day before the date hereof, the closing price of the Common Shares was CDN$28.22 on the TSX and US$21.58 on the NASDAQ. The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and has notified the NASDAQ of the Offering. Listing is subject to the Company fulfilling all of the listing requirements of the TSX and completion of the NASDAQ's review process..

Price: US$19.25 per Offered Share

	Price to the Public(1)	Underwriters' Discounts and Commissions	Net Proceeds to the Company(2)
Per Offered Share	US$19.25	US$0.77	US$18.48
Total Offering(3)	US$350,003,500	US$14,000,140	US$336,003,360

Notes:

(1)	The price of the Offered Shares was determined by negotiation between the Company and the Underwriters, with reference to the then-current market price of the Common Shares.
(2)	Before deducting the expenses of the Offering, estimated to be approximately US$580,000, which, together with the Underwriters' discounts and commissions, will be paid for by us out of the gross proceeds of the Offering. See "Plan of Distribution".
(3)	We have granted to the Underwriters an option (the "Over-Allotment Option"), exercisable by the Co-Lead Underwriters on behalf of the Underwriters, in whole or in part at any time until 30 days after the Closing Date (as defined herein), to purchase up to 2,727,300 additional Common Shares (representing 15% of the total number of shares offered hereunder) at the Offering Price listed above, less underwriting discounts and commissions. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Discounts and Commissions" and "Net Proceeds to the Company" will be US$402,504,025, US$16,100,161 and US$386,403,864, respectively. This Prospectus Supplement also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option and the distribution of up to 2,727,300 Common Shares to be sold by the Company upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those shares under this Prospectus Supplement and the accompanying Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

Underwriters' Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to 2,727,300 additional Common Shares	Exercisable at any time until 30 days after the Closing Date	US$19.25 per Common Share

Unless the context otherwise requires, when used herein, all references to "Offered Shares" include the Common Shares issuable upon exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement, as described under "Plan of Distribution". Certain legal matters in connection with the Offering will be passed upon for the Company by (i) Stikeman Elliott LLP with respect to matters of Canadian law and (ii) Dorsey & Whitney LLP with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for the Underwriters by (i) Borden Ladner Gervais LLP with respect to matters of Canadian law and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law.

In accordance with and subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price. Any such reduction will not affect the proceeds of this Offering to be received by the Company. See "Plan of Distribution".

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about November 27, 2020, or at such other time on the same or such other date as the Company and the Co-Lead Underwriters may agree (the "Closing Date").

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. ("CDS") or its nominee, or The Depository Trust Company ("DTC") or its nominee, and deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased. See "Plan of Distribution".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and thus may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described in this Prospectus Supplement or the accompanying Shelf Prospectus. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

Investing in the Offered Shares involves a high degree of risk. You should carefully review the risks outlined in the "Risk Factors" section and elsewhere in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Offered Shares offered hereby. See "Forward-Looking Information" and "Risk Factors".

Ms. Duy-Loan Le, Mr. Marty Neese, Mr. Sherman Sun and Mr. Kevin Jiang, directors of the Company, each reside outside of Canada, and have each appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the Underwriters or experts named in this Prospectus Supplement and accompanying Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Our head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References in this Prospectus Supplement to "$" and "US$" are to United States dollars. Canadian dollars are indicated by the symbol "CDN$".

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering.

Neither we nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

In connection with the Offering, the Underwriters used the Term Sheet (as defined herein) as "Marketing Materials" (as such term is defined in National Instrument 41-101 – General Prospectus Requirements). The Marketing Materials do not form part of this Prospectus Supplement and the accompanying Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed on the Canadian System for Electronic Document Analysis and Retrieval filing website of Canadian Securities Administrators (www.sedar.com) ("SEDAR") and from the EDGAR filing website of the SEC (www.sec.gov) ("EDGAR") before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus solely for the purposes of the Offering.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company dated March 5, 2020 for the year ended December 31, 2019 (the "AIF");

(b)	the audited consolidated statements of financial position of the Company as at December 31, 2019 and December 31, 2018 and the related consolidated statements of loss and other comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019 and December 31, 2018 together with the notes thereto, and the reports of the independent registered public accounting firm thereon;

(c)	the management's discussion and analysis of financial condition and results of operations of the Company dated March 5, 2020 for the year ended December 31, 2019;

(d)	the unaudited condensed consolidated interim financial statements of financial position of the Company as at September 30, 2020 and the related condensed consolidated interim statements of loss and other comprehensive loss for the three and nine months ended September 30, 2020 and 2019 and the related condensed consolidated interim financial statements of changes in equity and cash flows for the nine months ended September 30, 2020 and 2019, together with the notes thereto;

(e)	the management's discussion and analysis of financial condition and results of operations of the Company dated November 5, 2020 for the three and nine months ended September 30, 2020 and 2019;

(f)	the management proxy circular of the Company dated April 6, 2020 in connection with the annual meeting of shareholders held on June 3, 2020;

(g)	the material change report dated March 19, 2020 announcing the establishment of an at-the-market equity program to issue up to US$75,000,000 of Common Shares (the "March 2020 ATM Offering");

(h)	the material change report dated September 1, 2020 announcing the establishment of an at-the-market equity program to issue up to US$250,000,000 of Common Shares (the "September 2020 ATM Offering");

(i)	the material change report dated October 29, 2020 announcing the entering into of a patent license agreement with Audi AG expanding the Company's right to use the FCgen®-HPS product; and

(j)	the template version of the term sheet (the "Term Sheet") dated November 23, 2020 in connection with the Offering.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any document of the type referred to in paragraphs (a)-(j) above or similar material and any documents required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management's discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. If we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), we will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the Shelf Prospectus in writing on the face page of the version of such news release that we file on SEDAR (each such news release a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus only for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Documents and information in an annual report on Form 40-F filed by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), from the date of this Prospectus Supplement and prior to the completion of the Offering shall be deemed incorporated by reference into this Prospectus Supplement and the registration statement on Form F-10 (File No. 333-238982) (the "Registration Statement") of which this Prospectus Supplement forms a part. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 or by calling the Investor Relations Department at (604) 454-0900, and are also available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). The Company's filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The Company is subject to the information requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC on EDGAR. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room.

We have filed the Registration Statement with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), with respect to the Offered Shares offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated herein and therein by reference contain certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of any document incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, future product costs and selling prices, future product sales, future production volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities;

•	our plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets;
•	our ability to develop commercially viable fuel cell products on the timetable we anticipate, or at all;
•	our ability to achieve, sustain and increase profitability;
•	demand and market acceptance for our products;
•	our limited experience manufacturing fuel cell products on a commercial basis;
•	warranty claims may negatively impact our gross margins and financial performance;
•	our ability to successfully execute our business plan;
•	our dependence on a single customer in certain of our markets including our engineering services market and materials handling market;
•	the impact of global economic conditions on our business and our key suppliers and customers;
•	our ability to predict future revenues or results of operations;
•	the expansion of our business through acquisitions;
•	our focus on bolstering our cash reserves and our continued efforts on both product cost reduction and managing our operating expense base;
•	the risks inherent in international operations;
•	the impact of exchange rate fluctuations on our business, operating results, financial condition and profitability;
•	commodity price fluctuations, and in particular, the price of platinum, are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;
•	our dependence on system integrators and original equipment manufacturers ("OEMs");
•	ongoing relationships between us and third-party suppliers and our dependence on them for the supply of key materials and components for our products and services;
•	our ability to compete with our competitors and their technologies;
•	our ability to attract and retain qualified personnel;
•	the effect of public policy and regulatory changes on the market for our products;
•	our ability to protect, expand and exploit our intellectual property;
•	our compliance with increasingly stringent environmental laws and regulations including liability for environmental damages resulting from our research and development or manufacturing operations;
•	the potential exposure of our products to product liability claims including the use of flammable fuels in our products, some of which generate high voltages;
•	statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, our customers and partners, joint venture operations, suppliers and the Company, on our business and operations; and
•	our use of the proceeds of the Offering.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•               our ability to generate new sales;

•               our ability to produce, deliver and sell the expected product volumes at the expected prices;

•               our ability to control costs;

•               market demand for our products;

•               the successful execution of our business plan;

•               achievement of current timetables for product development programs and sales;

•               the availability and cost of raw materials, labour and supplies;

•               the availability of additional capital; and

•               general economic and financial market conditions.

Forward-looking statements contained in or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus are based on the assumptions described in this Prospectus Supplement or the accompanying Shelf Prospectus. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

•	the condition of the global economy, including trade, public health and other geopolitical risks;
•	the duration and impact of COVID-19 on our business plans, objectives and expected operating results;
•	the rate of mass adoption of our products, or related ecosystem, including the availability of cost-effective hydrogen;
•	changes in product or service pricing or cost;
•	changes in our customers' requirements, the competitive environment and/or related market conditions;
•	the relative strength of the value proposition that we offer our customers with our products or services;
•	changes in competitive technologies, including battery and fuel cell technologies;
•	product safety, liability or warranty issues; challenges or delays in our technology and product development activities;
•	product development delays;
•	product safety, liability or warranty issues;
•	challenges or delays in our technology and product development activities;
•	changes in the availability or price of raw materials, labour and supplies;
•	our ability to attract and retain business partners, suppliers, employees and customers;
•	changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells;
•	potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;
•	we are subject to risks inherent in international operations;
•	our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions;
•	our ability to protect our intellectual property;
•	our ability to extract value from joint venture operations;
•	currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the United States dollar;
•	potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations, costs of integration, and the integration failing to achieve the expected benefits of the transaction; and
•	those risks discussed in this Prospectus Supplement and in the Shelf Prospectus under the heading "Risk Factors".

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully by prospective purchasers of the Offered Shares. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading "Risk Factors" in this Prospectus Supplement and the Shelf Prospectus.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus or in any document incorporated by reference herein or therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in United States dollars. The Company's consolidated financial statements for the years ended December 31, 2019 and 2018, as incorporated by reference in this Prospectus Supplement, have been prepared in accordance with IFRS.

References in this Prospectus Supplement to "$" and "US$" are to United States dollars. Canadian dollars are indicated by the symbol "CDN$".

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar during such periods, expressed in U.S. dollars; and (iii) the high and low exchange rates for the Canadian dollar, expressed in United States dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

		Fiscal Year Ended December 31
	January 1 to September 30, 2020	2019	2018
Rate at the end of period	$0.7497	$0.7699	$0.7330
Average rate during period	$0.7391	$0.7537	$0.7721
Highest rate during period	$0.7710	$0.7699	$0.8138
Lowest rate during period	$0.6898	$0.7353	$0.7330

On November 23, 2020, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.7644.

THE COMPANY

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell and power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling, and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard's PEM fuel cell products typically feature high fuel efficiency, relatively low operating temperature high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with Ballard's proprietary PEM fuel cell technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and which draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and system integration.

We strive to build value for our shareholders by developing, manufacturing, selling and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.

Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative PEM fuel cell products. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate the adoption of fuel cell technology by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our intellectual property portfolio and know-how through licensing or sale, and by providing technology component supply.

Prospective purchasers of the Offered Shares should read the description of the Company and its business under the heading "The Company" in the Shelf Prospectus and under the heading "Our Business" in the AIF.

RECENT DEVELOPMENTS – COVID-19

The Company has established an internal task force to assess, monitor and deal with the impact of COVID-19 on our business and share information across the Company. We continue to adjust our operations and take actions to protect the health of our employees, customers, suppliers and visitors.

As the COVID-19 virus spread, we developed protocols, assessment tools and guidance documents to assist all of our manufacturing facilities, as well as engineering, R&D, sales and other offices. We have also disseminated health screening tools and isolation guides for our employees, instituted contact tracing for any known cases of the virus within our employee population, instituted decontamination procedures, and also acquired and installed or disseminated personal protective equipment for employees. Throughout, we have complied with orders and guidance from public health authorities in order to promote employee safety and confidence for return to work. We have developed and continue to monitor and adapt return to work protocols which address a wide range of topics such as: social distancing in our facilities; emergency management teams; personal protective equipment requirements; self-assessments and facility assessments; cleaning and disinfection protocols; and employee training and communications.

The COVID-19 pandemic and related restrictions resulted in the temporary suspension of production at many supplier production facilities in China, Europe and North America. To date, the Company has maintained its manufacturing operations without material impact on production levels.

We continue to actively monitor the situation and adjust our plans in accordance with governmental orders and legal requirements in each of the markets in which we operate. We may take further actions with respect to production, where required by law or determined by us to be in the best interests of our employees, customers, suppliers or other applicable stakeholders. See also "Risk Factors" in the Shelf Prospectus.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares to be received by us are estimated to be approximately US$336,003,360 (assuming no exercise of the Over-Allotment Option) and US$386,403,864 (if the Over-Allotment Option is exercised in full) after deducting the Underwriters' discounts and commissions of US$14,000,140 (assuming no exercise of the Over-Allotment Option) and US$16,100,161 (if the Over-Allotment Option is exercised in full) but before deducting expenses of the Offering.

We intend to use the net proceeds from the Offering to further strengthen our balance sheet, thereby providing additional flexibility to fund our growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. Pending their use, we intend to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash.

The Company will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares. See "Risk Factors".

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (issuable in series). As of the date of this Prospectus Supplement, there were 261,014,907 Common Shares outstanding and no preferred shares outstanding.

See "Description of the Share Capital" in the Shelf Prospectus for a detailed description of the attributes of our Common Shares.

Pursuant to an investor rights agreement entered into between Ballard and Weichai Power Hong Kong International Development Co., Limited ("Weichai"), Weichai is entitled to pre-emptive rights to maintain its current level of ownership in the Company, and will be entitled to exercise its pre-emptive rights in connection with any Offered Shares issued in the Offering. In addition to pre-emptive rights in connection with the Offering, following the March 2020 ATM Offering and the September 2020 ATM Offering, Weichai retains the right to acquire up to 6,123,600 Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under "Prior Sales", there have been no material changes in the share and loan capital of the Company since September 30, 2020 to the date of this Prospectus Supplement.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
Common Shares:
November 26, 2019(1)	CDN$2.67	2,000
November 27, 2019(1)	CDN$1.80-3.73	25,000
November 28, 2019(1)	CDN$2.98	3,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
November 29, 2019(1)	US$2.36-3.35	2,000
December 2, 2019(1)	US$3.35	1,000
December 6, 2019(2)	CDN$3.83	3,964
December 12, 2019(1)	CDN$2.98-3.63	2,666
December 16, 2019(1)	CDN$1.80-3.83	2,916
December 17, 2019(1)	CDN$1.80-3.73	1,250
December 18, 2019(1)	CDN$1.80-4.82	117,997
December 19, 2019(1)	CDN$2.98	2,000
December 20, 2019(1)	CDN$1.80-3.73	1,266
December 27, 2019(1)	CDN$1.80-4.82	4,000
December 30, 2019(1)	CDN$1.80-3.73	3,400
December 31, 2019(1)	CDN$2.67-2.98	2,990
January 2, 2020(1)	CDN$1.80-3.73	250
January 3, 2020(1)	CDN$1.80-3.73	2,333
January 6, 2020(1)	CDN$1.80-3.73	4,666
January 7, 2020(1)	CDN$2.98	3,000
January 8, 2020(1)	CDN$1.22-US$2.36	6,050
January 9, 2020(1)	CDN$1.80-$3.73	5,434
January 10, 2020(1)	CDN$1.80-3.73	6,000
January 13, 2020(1)	CDN$2.98	2,000
January 14, 2020(1)	CDN$1.80-US$3.74	12,933
January 15, 2020(1)	CDN$2.98-3.73	4,500
January 16, 2020(1)	CDN$2.67	66
January 17, 2020(1)	CDN$3.73	5,000
January 20, 2020(1)	CDN$2.98	1,125
January 21, 2020(1)	CDN$2.67-3.73	25,194
January 22, 2020(1)	CDN$2.67-3.63	3,166
January 23, 2020(1)	CDN$1.80-3.73	10,000
January 24, 2020(1)	CDN$1.80-3.73	19,000
January 29, 2020(1)	CDN$3.73	500
January 30, 2020(1)	CDN$1.80	1,000
January 31, 2020(1)	CDN$1.80	1,000
February 7, 2020(1)	CDN$2.98	2,000
February 12, 2020(1)	CDN$3.73	1,000
February 13, 2020(1)	CDN$1.22	1,000
February 19, 2020(1)	CDN$2.67	666
February 20, 2020(1)	CDN$2.98	4,067
February 21, 2020(1)	CDN$2.98-US$3.35	5,500
February 24, 2020(1)	CDN$1.80	700
February 26, 2020(1)	CDN$2.98	2,000
March 2, 2020(1)	US$1.19	1,000
March 4, 2020(1)	CDN$4.82	1,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
March 5, 2020(1)	CDN$2.98-US$3.74	31,333
March 6, 2020(1)(2)	US$2.00-9.72	268,322
March 9, 2020(1)	CDN$2.67	1,268
March 10, 2020(1)	CDN$1.22-4.82	149,168
March 11, 2020(1)	CDN$2.67-$4.82	96,284
March 12, 2020(1)	CDN$2.67-$4.82	23,335
March 13, 2020(1)	CDN$2.67	334
March 13, 2020(3)	CDN$4.82	7,608
March 13, 2020(4)	US$9.20	391,240
March 16, 2020(2)	CDN$4.08	1,229
March 16, 2020(1)	CDN$2.67-$4.82	6,667
March 16, 2020(4)	US$8.20	185,348
March 17, 2020(1)	CDN$1.80-$3.73	28,400
March 17, 2020(4)	US$8.29	250,000
March 18, 2020(1)	CDN$3.73	1,000
March 18, 2020(4)	US$8.03	408,800
March 19, 2020(1)	CDN$2.98	5,250
March 19, 2020(4)	US$8.00	244,317
March 20, 2020(1)	CDN$4.08	5,333
March 23, 2020(1)	CDN$2.67-$4.08	11,000
March 23, 2020(4)	US$7.58	214,738
March 24, 2020(1)	CDN$2.67-$4.82	48,166
March 24, 2020(4)	US$8.05	292,182
March 25, 2020(1)	CDN$2.67-$4.08	8,149
March 25, 2020(4)	US$7.82	385,000
March 26, 2020(1)	CDN$2.67-$4.82	15,334
March 26, 2020(4)	US$8.24	1,000,000
March 27, 2020(1)	CDN$2.67-$4.82	32,400
March 27, 2020(4)	US$8.58	1,430,000
March 30, 2020(1)	CDN$2.67	10,000
March 30, 2020(4)	US$8.24	1,100,000
March 31, 2020(4)	US$7.81	656,000
April 1, 2020(1)	CDN$2.67-$4.08	6,333
April 1, 2020(4)	US$7.67	480,000
April 2, 2020(4)	US$7.65	1,160,000
April 2, 2020(1)	CDN$2.67-$2.98	3,107
April 9, 2020(1)	US$3.06	3,333
April 14, 2020(1)	CDN$3.73	5,000
April 16, 2020(1)	US$1.04-CDN$2.98	3,534
April 17, 2020(1)	CDN$2.67	1,000
April 20, 2020(1)	CDN$4.08	2,000
April 21, 2020(1)	CDN$2.67-$4.08	1,334

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
April 27, 2020(1)	CDN$2.67-$4.82	10,000
April 29, 2020(1)	CDN$4.82	1,000
May 1, 2020(1)	US$1.04	2,222
May 6, 2020(1)	CDN$2.98	1,000
May 11, 2020(1)	CDN$1.80-$4.82	41,583
May 11, 2020(1)	US$0.71	10,000
May 12, 2020(1)	CDN$2.67-$4.82	16,666
May 13, 2020(1)	US$1.04	2,222
May 13, 2020(1)	CDN$1.80-$4.08	8,000
May 14, 2020(1)	CDN$2.67-$4.82	21,832
May 18, 2020(1)	US$1.04	2,223
May 21, 2020(1)	CDN$2.98	700
May 22, 2020(1)	CDN$1.80-$4.08	7,416
May 28, 2020(1)	CDN$1.80-$4.82	29,316
June 1, 2020(1)	CDN$4.82	3,000
June 1, 2020(1)	US$1.33	10,000
June 2, 2020(1)	CDN$3.73-$4.08	7,466
June 3, 2020(1)	CDN$2.98-$4.08	4,500
June 5, 2020(1)	CDN$4.82	13,333
June 8, 2020(1)	CDN$2.67-$3.73	1,834
June 8, 2020(1)	US$3.74	3,333
June 8, 2020(2)	CDN$3.81	1,317
June 9, 2020(2)	CDN$4.33	13,526
June 9, 2020(1)	CDN$2.67-$4.08	4,783
June 9, 2020(1)	US$1.33	10,000
June 10, 2020(1)	CDN$3.73	250
June 11, 2020(1)	CDN$1.80-$4.82	154,147
June 12, 2020(1)	CDN$1.80-$4.82	141,055
June 12, 2020(1)	US$3.06	33,078
June 15, 2020(1)	CDN$2.67-$4.82	12,834
June 16, 2020(1)	CDN$3.63	1,666
June 17, 2020(1)	CDN$2.98-$4.82	42,215
June 17, 2020(1)	US$3.35	640
June 18, 2020(1)	CDN$1.80-$4.82	22,893
June 18, 2020(1)	US$3.35	360
June 19, 2020(1)	CDN$1.80-$4.82	3,417
June 22, 2020(1)	CDN$3.63-$4.82	5,499
June 23, 2020(1)	CDN$3.73	1,000
June 25, 2020(1)	CDN$2.67	1,750
June 26, 2020(1)	CDN$2.98	1,200
June 29, 2020(1)	CDN$4.08-$4.82	999
June 30, 2020(1)	CDN$1.80-$3.63	18,833

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
July 1, 2020(1)	US$1.33-$3.74	21,366
July 2, 2020(1)	CDN$1.80-$4.82	90,598
July 3, 2020(1)	CDN$4.82	10,000
July 3, 2020(1)	CDN$2.67-$4.82	25,483
July 6, 2020(1)	CDN$1.80-$2.67	3,050
July 6, 2020(1)	US$2.00	5,000
July 7, 2020(1)	CDN$2.98-$3.73	900
July 8, 2020(1)	CDN$2.67-$3.63	4,300
July 9, 2020(1)	CDN$2.67	334
July 15, 2020(1)	US$2.00-$3.74	13,334
July 29, 2020(1)	CDN$2.98	3,000
August 5, 2020(1)	CDN$2.98	1,500
August 11, 2020(1)	CDN$2.98-$4.82	1,500
August 12, 2020(1)	CDN$2.67-$4.82	11,000
August 14, 2020(1)	CDN$2.98-$3.63	3,667
August 19, 2020(1)	CDN$2.98	1,000
August 26, 2020(1)	CDN$4.82	1,000
September 3, 2020(1)	CDN$2.98	200
September 4, 2020(4)	US$15.78	250,000
September 4, 2020(1)	CDN$1.80	625
September 8, 2020(4)	US$14.21	200,000
September 8, 2020(1)	CDN$5.99	837
September 9, 2020(4)	US$13.59	460,000
September 10, 2020(4)	US$14.00	680,000
September 10, 2020(1)	CDN$3.73-$5.99	21,000
September 11, 2020(4)	US$14.23	600,000
September 14, 2020(4)	US$14.29	241,807
September 15, 2020(4)	US$13.83	450,000
September 16, 2020(4)	US$14.33	825,000
September 17, 2020(4)	US$15.13	1,050,000
September 18, 2020(4)	US$15.45	975,000
September 18, 2020(1)	CDN$2.67	2,000
September 21, 2020(4)	US$15.52	495,000
September 22, 2020(4)	CDN$21.12	3,400,000
September 22, 2020(4)	US$16.07	650,000
September 22, 2020(2)	CDN$4.02	22,993
September 23, 2020(4)	CDN$21.63	100,000
September 23, 2020(4)	US$16.08	900,000
September 23, 2020(1)	CDN$2.98	1,000
September 24, 2020(4)	CDN$20.98	180,690
September 24, 2020(4)	US$16.00	306,300
September 24, 2020(1)	CDN$1.23-$3.83	2,666

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
September 24, 2020(1)	CDN$4.08	633
September 25, 2020(4)	US$15.49	172,397
September 28, 2020(4)	US$14.35	195,555
September 29, 2020(4)	US$14.33	965,793
September 30, 2020(4)	US$15.17	1,149,000
September 30, 2020(1)	CDN$3.63	3,333
October 1, 2020(4)	US$15.08	2,204,081
October 9, 2020(1)	US$1.23	334
October 14, 2020(1)	CDN$2.67	630
November 13, 2020(1)	CDN$3.73	750
November 16, 2020(1)	CDN$2.98	1,510
November 17, 2020(1)	CDN$2.98	1,000
November 18, 2020(1)	CDN$2.67-$4.82	9,667
November 19, 2020(1)	CDN$3.63-$4.08	3,667
November 23, 2020(1)	CDN$2.98	100
November 24, 2020	CDN$2.98-$4.82	4,877
Options to purchase Common Shares:
March 6, 2020	CDN$14.22-US$10.64	1,351,919
October 1, 2020	CDN$20.12	483,000
Restricted Share Units:
March 5, 2020	CDN$14.22-US$10.64	148,375
September 30, 2020	CDN$20.12	186,381
Deferred Share Units:
December 31, 2019	CDN$9.28	9,930
March 31, 2020	CDN$10.67	9,926
June 30, 2020	CDN $20.89	5,068
September 30, 2020	CDN $20.12	5,261

Notes:

(1)	Issued on the exercise of previously granted options.

(2)	Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(3)	Issued on the exercise of previously granted deferred stock units from the Consolidated Share Distribution Plan.

(4)	Issued pursuant to an at-the-market offering.

TRADING PRICE AND VOLUME

The outstanding Common Shares are traded on the TSX and the NASDAQ under the trading symbol "BLDP". The following tables set forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		NASDAQ (prices in United States dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
November 1-23 , 2020	$19.64-$28.22	1,025,872	$15.07-$21.58	4,730,374
October 2020	$19.26-$24.80	1,025,145	$14.44-$18.86	3,317,930
September 2020	$17.91-$22.15	1,602,448	$13.72-$16.94	4,340,850
August 2020	$18.44- $21.83	1,077,352	$13.82- $16.60	5,029,095
July 2020	$19.03- $28.16	1,116,702	$14.22- $20.76	4,386,691
June 2020	$15.33- $21.18	939,289	$11.37- $15.53	3,173,983
May 2020	$13.11- $14.85	699,530	$9.31 - $10.81	1,873,004
April 2020	$10.35 - $14.56	696,092	$7.26 - $10.48	1,896,567
March 2020	$10.51 - $14.22	1,579,205	$7.33 - $10.64	4,158,415
February 2020	$12.06 - $18.66	1,621,244	$8.44 - $14.14	4,696,914
January 2020	$10.13 - $16.29	1,791,009	$7.81 - $12.04	4,610,705
December 2019	$7.98 - $9.30	330,719	$6.07 - $7.18	1,231,607
November 2019	$7.38 - $9.57	477,071	$5.64 - $7.26	1,843,619

The closing price of the Common Shares on the TSX and the NASDAQ on November 23, 2020 was CDN$28.22 and US$21.58, respectively.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 18,182,000 Offered Shares at the Offering Price of US$19.25 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. The Offering Price was determined by arm's length negotiation between the Company and the Underwriters, with reference to the then-current market price of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), are subject to certain closing conditions, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "material adverse effect out", "disaster out", "regulatory out", "breach out", and other rights of termination.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in Canada and the SEC. The Offered Shares will be offered in the U.S. and Canada, other than Québec, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer Offered Shares outside of the United States and Canada.

The Underwriters initially propose to offer a portion of the Offered Shares directly to the public and a portion of the Offered Shares to certain dealers, in each case at the Offering Price listed on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Offering Price may be decreased from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Company. The Offered Shares are being offered in the United States and Canada in U.S. dollars.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable by the Co-Lead Underwriters on behalf of the Underwriters, in whole or in part at any time until 30 days after the Closing Date, to purchase up to 2,727,300 additional Common Shares (representing 15% of the total number of shares offered hereunder) at the Offering Price, less underwriting discounts and commissions. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Discounts and Commissions" and "Net Proceeds to the Company" will be US$402,504,025, US$16,100,161 and US$386,403,864, respectively. This Prospectus Supplement also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option and the distribution of up to 2,727,300 Common Shares to be sold by the Company upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those shares under this Prospectus Supplement and the accompanying Shelf Prospectus.

In consideration of the services provided by the Underwriters in connection with the Offering, and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay to the Underwriters an aggregate cash fee of 4% of the gross proceeds from the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option). The Company has agreed in the Underwriting Agreement to reimburse the Underwriters for all costs and expenses of, or incidental to, the distribution of the Offered Shares, including legal expenses (up to a maximum of CDN$75,000, exclusive of taxes and disbursements, for the Underwriters' Canadian counsel, and up to a maximum of US$100,000, exclusive of taxes and disbursements, for the Underwriters' U.S. counsel), and other reasonable out-of-pocket expenses of the Underwriters. The remaining sales proceeds, after deducting the fee payable to the Underwriters, the expenses, and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the Offered Shares.

Under the terms of the Underwriting Agreement, for a period from the date of this Prospectus Supplement until thirty (30) days following the Closing Date, the Company will not, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld or delayed, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or agree to or announce any of the foregoing, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than (i) the Company's sale of the Common Shares pursuant to the Offering; (ii) the issuance of securities in a manner materially consistent with past practice pursuant to the Company's compensation plans as in effect as of the date of this Prospectus Supplement and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of securities to acquire Common Shares issued pursuant to such compensation plans or warrants outstanding on the date hereof; (iii) the issuance of Common Shares, or other securities convertible into or exercisable for Common Shares, in connection with the acquisition of assets or other rights, including for greater certainty the issuance of such securities in connection with raising funds for the acquisition of assets or other rights, from an unaffiliated third party in an aggregate amount not to exceed (upon issue, conversion or exchange) 10% of the outstanding Common Shares of the Company after taking into account the Common Shares issued pursuant to such acquisitions and the Offering, including exercise of the Over-Allotment Option, if applicable; (iv) the issuance of Common Shares pursuant to any pre-emptive or anti-dilution rights (including, for greater certainty, the pre-emptive and anti-dilution rights granted to Weichai); and (v) the issuance of Common Shares to a strategic investor on a private placement basis. In addition, for a period from the date of this Prospectus Supplement until thirty (30) days following the Closing Date, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the U.S. Securities Act for any transaction which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares except where such filing is subject to an existing contractual obligation of the Company or in accordance with the exception in (iii).

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market, subject to the limitations described below. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. "Covered" short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make "naked" short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the Common Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the TSX and the NASDAQ or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws.

The Common Shares of the Company are listed for trading on the TSX and the NASDAQ under the trading symbol "BLDP". The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and has notified the NASDAQ of the Offering. Listing is subject to the Company fulfilling all of the listing requirements of the TSX and completion of the NASDAQ's review process.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing Date of the Offering is expected to be on or about November 27, 2020, or at such other time on the same or such other date as the Company and the Co-Lead Underwriters may agree.

It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to CDS or its nominee, or DTC or its nominee, and deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Conflicts of Interest

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, other than Québec, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to an investor who acquires beneficial ownership of Offered Shares pursuant to the Offering. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm's length and is not affiliated with the Company or the Underwriters, and (ii) holds the Offered Shares as capital property (a "Holder"). The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon: (i) the facts set out in this Prospectus Supplement and the accompanying Shelf Prospectus, (ii) the current provisions of the Tax Act in force as of the date hereof, (iii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), assuming that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all, and (iv) our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is not applicable to a Holder: (i) that is a "financial institution" within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a "specified financial institution" within the meaning of the Tax Act for the purposes of mark-to-market rules; (iii) that reports its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a "tax shelter investment" within the meaning of the Tax Act; (v) that enters into a "synthetic disposition arrangement" or "derivative forward agreement" each as defined in the Tax Act, in respect of the Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act; (vii) that is a corporation resident in Canada that is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation or a non-resident person or group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal with each other at arm's length for the purposes of the rules in section 212.3 of the Tax Act; (viii) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; or (ix) that is an "authorized foreign bank" as defined in the Tax Act, with respect to the Offered Shares. Such Holders, and all other holders (including Non-Resident Holders (as defined herein)) of special status or in special circumstances, should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, based on the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a "Resident Holder"). A Holder who is resident in Canada for the purposes of the Tax Act and whose Offered Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. To the extent the Company designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designated dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (i) the adjusted cost based to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such Offered Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain" as defined in the Tax Act) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss" as defined in the Tax Act) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares (or a share for which an Offered Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a "private corporation" or a "subject corporation", as defined in the Tax Act, will generally be liable to pay under Part IV of the Tax Act an additional tax on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year. This additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax on its "aggregate investment income", as defined in the Tax Act, for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains realized on the disposition of the Offered Shares by the Resident Holder. Such additional tax may be refundable in certain circumstances. Resident Holders should consult their own tax advisors in this regard.

Capital gains and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a "Non-Resident Holder").

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Treaty and is the beneficial owner of the dividends (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless: (i) the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes "taxable Canadian property" to the Non- Resident Holder for purposes of the Tax Act.

Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the NASDAQ) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In the event that a Non-Resident Holder disposes (or is deemed to have disposed) an Offered Share that is (or is deemed to be) taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the income tax consequences discussed above under the heading "Residents of Canada – Dispositions of Offered Shares" will generally apply to the Non-Resident Holder. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Each U.S. Holder should also review the separate discussion regarding Canadian income tax considerations discussed above under "Certain Canadian Federal Income Tax Considerations".

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares acquired in the Offering that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates, dual-residents or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; or (d) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the "dividends received deduction".

Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a passive foreign investment company or "PFIC" for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE AND ALSO REVIEW THE CANADIAN INCOME TAX CONSIDERATIONS DISCUSSED SEPARATELY ABOVE UNDER "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

RISK FACTORS

Before making an investment decision, prospective purchasers of Offered Shares should carefully consider the information described in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including the factors listed below, and any other risk factors described in a document incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus, which investors should carefully consider before investing. Some of the following factors and the risk factors described in the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein describe certain currently known material factors, any of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. If any of the following or other risks occur, it could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company and on the trading price of the Common Shares, which could materially decline, and investors may lose all or part of their investment. It is also believed that these factors could cause actual results to be different from expected results. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus Supplement and the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein, or other unforeseen risks. The market in which the Company currently competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Prospective purchasers should not rely upon forward-looking statements as a prediction of future results. In addition to the risks described elsewhere in this Prospectus Supplement and the accompanying Shelf Prospectus, including in the documents incorporated by reference herein and therein, the following risks for the Company should be considered.

Risks Relating to the Offering

Investing in Common Shares is speculative, and investors could lose their entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

We will have broad discretion over the use of proceeds from the Offering, and we may not use the proceeds in the desired manner.

Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading "Use of Proceeds" if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

Future sales or issuances of securities could decrease the value of existing securities, including the Offered Shares, dilute investors' voting power and reduce our earnings per share.

We may issue additional Common Shares or securities convertible into Common Shares in the future, which may dilute a shareholder's holdings in the Company. Our articles permit the issuance of an unlimited number of Common Shares, and purchasers of Offered Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances. Moreover, we may issue additional Common Shares on the exercise of options under our Consolidated Share Option Plan and Consolidated Share Distribution Plan.

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to our operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by us or our competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

We cannot assure you that the market price of the Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•	governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;
•	changes in Canadian, U.S. or other foreign regulatory policy during the period of product development;
•	changes in Canadian, U.S. or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;
•	developments in patent or other proprietary rights, including any third-party challenges of our intellectual property rights;
•	announcements of technological innovations by us or our competitors;
•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;
•	changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates; and
•	conditions and trends in energy and other industries.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

We do not currently intend to pay cash dividends

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. The Company does not anticipate paying cash dividends on the Common Shares, including the Offered Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Offered Shares appreciates.

Potential fluctuations in financial results make financial forecasting difficult

Our revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products and our licensing and sales contracts with third parties, we cannot accurately predict its future revenues, cash flows or results of operations. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of our shares may be materially and adversely affected.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon for the Company by (i) Stikeman Elliott LLP with respect to matters of Canadian law and (ii) Dorsey & Whitney LLP with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for the Underwriters by (i) Borden Ladner Gervais LLP with respect to matters of Canadian law and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law. The partners, counsel and associates of each of Stikeman Elliott LLP and Borden Ladner Gervais LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of our outstanding securities.

AUDITORS

Ballard's auditor, KPMG LLP, have advised that they are independent of the Company, pursuant to the rules of professional conduct applicable to auditors in all provinces and territories of Canada and that they are independent accountants with respect to the Company, under all relevant United States professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario, and Computershare Trust Company N.A., at its offices in Canton, Massachusetts is the U.S. co-transfer agent for the Common Shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-238982) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under "Auditors" in this Prospectus Supplement;

(iii)	powers of attorney from certain of the Company's officers and directors; and

(iv)	the Underwriting Agreement dated November 24, 2020 among the Company and the Underwriters.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but two of our directors and officers, and all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the Offering of the Offered Shares under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 12, 2020

BALLARD POWER SYSTEMS INC.

US$750,000,000

Common Shares

Preferred Shares

Warrants

Debt Securities

Units

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) may offer and issue from time to time common shares of the Company (“Common Shares”), preferred shares of the Company (“Preferred Shares”, and together with Common Shares, the “Shares”), warrants to purchase Common Shares (“Warrants”), debt securities (the “Debt Securities”), or any combination thereof (“Units” and collectively with all of the foregoing, the “Securities”) up to an aggregate initial offering price of US$750,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Market (“NASDAQ”) under the symbol “BLDP”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 5, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2019 incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (“SEC”).

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, (iv) in the case of Debt Securities, the designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the maturity date, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rates, any conversion or exchange rates attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option and any other specific terms; (v) in the case of Units, the designation, number of Securities comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions).

ii

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by telephone at 604-454-0900, and are also available electronically at www.sedar.com.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and in accordance therewith files reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Company’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of any document incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, future product costs and selling prices, future product sales, future production volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities;

•	our plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets;

•	our ability to develop commercially viable fuel cell products on the timetable we anticipate, or at all;

•	our ability to achieve, sustain and increase profitability;

•	demand and market acceptance for our products;

•	our limited experience manufacturing fuel cell products on a commercial basis;

•	warranty claims may negatively impact our gross margins and financial performance;

•	our ability to successfully execute our business plan;

•	our dependence on a single customer in certain of our markets including our engineering services market and materials handling market;

•	the impact of global economic conditions on our business and our key suppliers and customers;

•	our ability to predict future revenues or results of operations;

•	the expansion of our business through acquisitions;

•	our focus on bolstering our cash reserves and our continued efforts on both product cost reduction and managing our operating expense base;

•	the risks inherent in international operations;

•	the impact of exchange rate fluctuations on our business, operating results, financial condition and profitability;

•	commodity price fluctuations, and in particular, the price of platinum, are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•	our dependence on system integrators and original equipment manufacturers (“OEMs”);

•	ongoing relationships between us and third-party suppliers and our dependence on them for the supply of key materials and components for our products and services;

•	our ability to compete with our competitors and their technologies;

•	our ability to attract and retain qualified personnel;

•	the effect of public policy and regulatory changes on the market for our products;

•	our ability to protect, expand and exploit our intellectual property;

•	our compliance with increasingly stringent environmental laws and regulations including liability for environmental damages resulting from our research and development or manufacturing operations;

•	the potential exposure of our products to product liability claims including the use of flammable fuels in our products, some of which generate high voltages;

•	statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, our customers and partners, joint venture operations, suppliers and the Company, on our business and operations; and

•	the completion of and our use of the proceeds of any offering.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•	our ability to generate new sales;

•	our ability to produce, deliver and sell the expected product volumes at the expected prices;

•	our ability to control costs;

•	market demand for our products;

•	the successful execution of our business plan;

•	achievement of current timetables for product development programs and sales;

•	the availability and cost of raw materials, labour and supplies;

•	the availability of additional capital; and

•	general economic and financial market conditions.

Forward-looking statements contained in or incorporated by reference in this Prospectus are based on the assumptions described in this Prospectus. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

•	the condition of the global economy, including trade, public health and other geopolitical risks;

•	the rate of mass adoption of our products, or related ecosystem, including the availability of cost-effective hydrogen;

•	changes in product or service pricing or cost;

•	changes in our customers’ requirements, the competitive environment and/or related market conditions;

•	the relative strength of the value proposition that we offer our customers with our products or services;

•	changes in competitive technologies, including battery and fuel cell technologies;

•	product safety, liability or warranty issues; challenges or delays in our technology and product development activities;

•	product development delays;

•	product safety, liability or warranty issues;

•	challenges or delays in our technology and product development activities;

•	changes in the availability or price of raw materials, labour and supplies;

•	our ability to attract and retain business partners, suppliers, employees and customers;

•	changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells;

•	potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

•	we are subject to risks inherent in international operations;

•	our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions;

•	our ability to protect our intellectual property;

•	our ability to extract value from joint venture operations;

•	currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the United States dollar;

•	potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations, costs of integration, and the integration failing to achieve the expected benefits of the transaction; and

•	those risks discussed in this Prospectus under the heading “Risk Factors”.

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully by prospective investors. A more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found under the heading “Risk Factors” in this Prospectus.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus or in any document incorporated by reference herein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars. The Company’s consolidated financial statements for the years ended December 31, 2019 and 2018, as incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the daily rates of exchange, as applicable, as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to March 31, 2020	2019	2018
Rate at the end of period	$0.7049	$0.7699	$0.7330
Average rate during period	$0.7443	$0.7537	$0.7721
Highest rate during period	$0.7710	$0.7699	$0.8138
Lowest rate during period	$0.6898	$0.7353	$0.7330

On June 11, 2020, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00= US$0.7378.

THE COMPANY

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell and power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power / UAV, Material Handling, and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand and modular design. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and which draw on intellectual property from our patent portfolio together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and system integration.

We strive to build value for our shareholders by developing, manufacturing, selling and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in select target markets.

Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative PEM fuel cell products. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges or address new business opportunities and accelerate the adoption of fuel cell technology by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our intellectual property portfolio and know-how through licensing or sale, and by providing technology component supply.

RECENT DEVELOPMENTS — COVID-19

The Company has established an internal task force to assess, monitor and deal with the impact of COVID-19 on our business and share information across the Company. We continue to adjust our operations and take actions to protect the health of our employees, customers, suppliers and visitors.

As the COVID-19 virus spread, we developed protocols, assessment tools and guidance documents to assist all of our manufacturing facilities, as well as engineering, R&D, sales and other offices. We have also disseminated health screening tools and isolation guides for our employees, instituted contact tracing for any known cases of the virus within our employee population, instituted decontamination procedures, and also acquired and installed or disseminated personal protective equipment for employees. Throughout, we have complied with orders and guidance from public health authorities in order to promote employee safety and confidence for return to work. We are developing return to work protocols which address a wide range of topics such as: social distancing in our facilities; emergency management teams; personal protective equipment requirements; self-assessments and facility assessments; cleaning and disinfection protocols; and employee training and communications.

The COVID-19 pandemic and related restrictions resulted in the temporary suspension of production at many supplier production facilities in China, Europe and North America. To date, the Company has maintained its manufacturing operations without material impact on production levels.

We continue to actively monitor the situation and adjust our plans in accordance with governmental orders and legal requirements in each of the markets in which we operate. We may take further actions with respect to production, where required by law or determined by us to be in the best interests of our employees, customers, suppliers or other applicable stakeholders.

Given the high degree of business uncertainty caused by COVID-19, we withdrew our revenue outlook when we announced our Q1 2020 financial results in our press release dated May 5, 2020. Also see “Risk Factors”.

RISK FACTORS

Before making an investment decision, investors should carefully consider the information described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Securities, including the factors listed below, and any other risk factors described in a document incorporated by reference in this Prospectus and any applicable Prospectus Supplement, which investors should carefully consider before investing. Some of the following factors and the risk factors described in the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein describe certain currently known material factors, any of which could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. If any of the following or other risks occur, it could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company and on the trading price of the Common Shares, which could materially decline, and investors may lose all or part of their investment. It is also believed that these factors could cause actual results to be different from expected results. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. The Company cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus, any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein, or other unforeseen risks. The market in which the Company currently competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Prospective purchasers should not rely upon forward-looking statements as a prediction of future results. In addition to the risks described elsewhere in this Prospectus and any applicable Prospectus Supplement, including in the documents incorporated by reference herein and therein, the following risks for the Company should be considered.

Risks Related to our Business

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail and marine applications.

In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail and marine applications. While we continually seeking to expand our customer base, we expect the limited number of customers will continue for the next several years. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in anticipated demand from these customers may negatively impact our business, financial condition and results of operations.

If we are unable to broaden our customer base and expand relationships with other potential customers, our business in the Heavy-Duty Motive market will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations may have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations.

In addition, our dependence on a small number of customers in our Heavy-Duty Motive market exposes us to numerous other risks, including: (i) a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) customer specific factors resulting in a choice to pursue an alternative technology or supplier; (iii) reductions in a few customers’ forecasts and demand could result in excess inventories; (iv) the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations or file for bankruptcy; (v) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables; and (vi) changes in government support for zero-emission vehicles could adversely affect the end-user cost of vehicles incorporating our heavy-duty motive products.

In our Heavy-Duty Motive market, we depend on Chinese customers for a significant portion of our revenues and we are subject to risks associated with economic conditions and government practices in China.

We sell most of our products in the Heavy-Duty Motive market to Chinese customers, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Any significant economic slowdown in China, change in Chinese government policy around subsidies for zero-emission vehicles or hydrogen fueling infrastructure could have an adverse impact on our business, financial condition and results of operations.

In addition, macro-economic conditions, including government subsidy programs and significant and volatility in China’s capital markets, may adversely impact our Chinese customers’ access to capital and program plans which could adversely impact our business. Furthermore, successful large-scale deployment of zero-emission vehicles will require adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel. Inadequate hydrogen fueling infrastructure and/or excessive hydrogen fuel costs could negatively impact deployment of fuel cell powered zero-emission vehicles and may negatively impact our business, financial condition and results of operations. Our performance in China is dependent on our business model of localization, including the strength and performance of our localization partners.

In our Heavy-Duty Motive market, a significant amount of operations are conducted by joint ventures in China that we cannot operate solely for our benefit.

A key part of our strategy is based on the localization of stack and module production with joint venture partners, where we do not control the joint venture. Stack manufacturing in the Heavy-Duty Motive market in China will be carried out by Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (the “Synergy-Ballard JV”). Weichai Ballard Hy-Energy Technologies Co., Ltd. (the “Weichai Ballard JV”) is planning to manufacture our next-generation FCgen®-LCS fuel cell stack and FCgen®-LCS-based power modules for bus, commercial truck and forklift applications. We share ownership and management of the Synergy-Ballard JV with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture. Similarly, we share ownership and management of the Weichai-Ballard JV with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture.

Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. If a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. In addition, because we have a minority share ownership, we have limited control over the actions of each of the Synergy-Ballard JV and the Weichai-Ballard JV. As a result, we may be unable to prevent misconduct or other violations of applicable laws by the Synergy-Ballard JV and the Weichai-Ballard JV. To the extent another party makes decisions that negatively impact the Synergy-Ballard JV or the Weichai-Ballard JV or internal control issues arise within either joint venture, we may have to take responsive or other action or we may be subject to penalties, fines or other related actions for these activities.

In our Technology Solutions market, we depend on a limited number of customers for a majority of our revenues and are subject to risks related to the continued commitment of these customers to their fuel cell programs, including, in the case of one significant customer, to that customer’s continued commitment to the commercialization of fuel cell passenger cars.

We provide most of our services in the Technology Solutions market to two customers, the Volkswagen Group and the Weichai-Ballard JV, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Our future success in this market is dependent upon the continued demand by these customers and expansion of our customer base. Any decline in or loss of demand from these customers or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations.

In the case of the Volkswagen Group specifically, we are dependent on its continued commitment to the commercialization of fuel cell passenger cars. In the case of the Weichai-Ballard JV specifically, we are dependent on Weichai Power Co., Ltd.’s continued commitment to PEM fuel cell technology for heavy-duty vehicles.

In addition, our dependence on a limited number of customers in this market exposes us to numerous other risks, including: current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations or file for bankruptcy.

In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.

We sell most of our products in the Material Handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the foreseeable future. Plug Power has developed its own fuel cell stacks to integrate into their material handling products. If Plug Power decides to solely use its own fuel cell stacks, then these fuel cell stacks may displace our fuel cell stacks. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations.

If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in the customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect the customer and cause it to significantly reduce operations or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if the customer declared bankruptcy or delayed payment of their receivables; and (v) reductions in the customer’s demand as a result of their own strategic action to dual source their supply of fuel cell stacks.

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, our customers, or our joint ventures.

Emerging diseases, like coronavirus disease 2019 (COVID-19), and government actions to address them, may adversely affect our operations, our suppliers, our customers, or our joint ventures.

A local, regional, national or international epidemic, including the COVID-19 pandemic, may prevent, or cause delays in, acquiring components of our products, producing our products, delivering our services, completing sales of our products or services whether by direct impacts to our operations, or impacts to the operations of our suppliers, customers or to the financial markets. Our joint ventures may similarly be affected.

The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

•	worsen economic conditions, which could negatively impact levels of investment in fuel cell technology deployments by governments and/or our customers;

•	impact our production levels, including as a result of full or partial shutdowns of our manufacturing facilities;

•	impact our customers’ or joint venture’s production volume levels, including as a result of prolonged unscheduled facility shutdowns;

•	cause potential shortages of employees to staff our facilities, or the facilities of our customers, suppliers or joint ventures;

•	lead to prolonged disruptions of critical components, including as a result of the bankruptcy/insolvency of one or more suppliers due to worsening economic conditions; or

•	result in governmental regulation adversely impacting our business,

all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, capital contributions to our joint venture(s) in China and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. Further, we are obligated to fund our pro rata share of the Weichai-Ballard JV based on an agreed business plan. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, working capital requirements and funding obligations to the Weichai-Ballard JV, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

Our revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products and our licensing and sales contracts with third parties, we cannot accurately predict its future revenues, cash flows or results of operations. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of our shares may be materially and adversely affected.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We, directly or through joint ventures that we are party to, sell a significant portion of our products in the Heavy-Duty Motive market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations or file for bankruptcy.

Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.

The market requirements for our products and, by extension, our technology changes rapidly. Our existing and planned products may not meet the market requirements for any number of characteristics, including performance, integration characteristics, cost, freeze protection, ingress protection, and durability.

We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. Selling our fuel cell products on a commercially viable basis requires technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary to sell our fuel cell products on a commercially viable basis or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our anticipated time line for selling our products on a commercially viable basis could be delayed, and potential purchasers may decline to purchase our products.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, including out of China.

Our success depends on our ability to secure international customers and receive payments from international customers and joint ventures in which we are participants.

We face numerous challenges in our international business activities, including restrictions on the conversion of currencies, restrictions on repatriation of funds, war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, and the burdens of complying with a wide variety of international laws.

Trade disputes and trade barriers, whether tariff or non-tariff, could prevent us from selling our products in key geographical markets, make our products uncompetitive with local competitors, and prevent us from sourcing key components of our products.

We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets.

Any of the above factors could have a material adverse effect on our business, results of operations and financial performance.

Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.

Our current and future investment, acquisition and joint venture opportunities are, or may be, subject to the jurisdiction of the Department of Innovation, Science and Economic Development (“ISED”) under the Investment Canada Act (the “ICA”), the U.S. Federal Trade Commission (“FTC”) and Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and related legislation and regulations, the Committee on Foreign Investment in the United States (“CFIUS”) and other similar regulatory schemes. The ICA regulates the acquisition of control of a Canadian business by a non-Canadian and requires that certain transactions be reviewed by ISED before they are permitted to close. The HSR Act regulates certain transactions that affect U.S. commerce and requires that certain transactions be reported to the FTC and DOJ before they are permitted to close. CFIUS has jurisdiction over investments in “U.S. businesses” by non-U.S. persons that involve U.S. national security concerns, which concerns may change or evolve over time in response to political, economic or other events. Unlike the ICA and the HSR Act, CFIUS may intervene in the transaction before or after the closing if the parties to a transaction do not make a voluntary or required filing with CFIUS.

Because we are a British Columbia-based company with operations and assets in the United States, joint ventures in China and Denmark and significant shareholders in China, from time to time, we have received and responded to inquiries from these agencies. We may receive additional inquiries from, or be required to make filings with, these agencies in the future. Any of these agencies could delay or prevent us from participating in future investment, acquisition or joint venture opportunities, or could require us to take steps to address concerns identified by the regulatory agency with respect to existing investments or joint ventures. Each of these regulatory agencies has broad discretion to investigate and intervene in transactions that fall within the scope of their respective regulatory authority. In addition, CFIUS could intervene in our previously completed transactions and require us to modify or amend the terms of those transactions, or terminate or unwind all or part of the transactions, if CFIUS determines that it is necessary to address U.S. national security concerns, without regard to whether the transaction was completed and operated in accordance with applicable law. If these regulatory agencies modify, delay, prevent or terminate our participation in these investments, acquisitions and joint ventures, our results of operations or financial condition may be adversely impacted.

We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.

To date, we have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.

There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products from which to make our warranty accrual estimates.

We could be adversely affected by risks associated with acquisitions and investments.

We may in the future, seek to expand our business through acquisitions and investments in capital equipment and new business processes.

Acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.

While necessary for the growth of our business, investments in capital equipment and new business processes, involve allocating resources based on future expectations that may or may not be correct. Investments in capital equipment and new business processes may not address the requirements of the targeted markets in the future and may result in lower than expected returns on such investments.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity regarding, or the right to use, our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2020 and 2038. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (i) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers, subcontractors and joint venture partners.

We depend on information technology infrastructure and systems (“IT Systems”), hosted internally and outsourced, to process, transmit and store electronic data and financial information (including proprietary or confidential information), and manage business operations. Our business requires the appropriate and secure utilization of sensitive, confidential or personal data or information belonging to our employees, customers and partners. In addition, Ballard proprietary or confidential information may be stored on IT Systems of our suppliers, customers and partners. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targets cyber-related attacks pose a risk to the security of Ballard’s and its customers’, partners’, suppliers’ and third-party service providers’ IT Systems and the confidentiality, availability and integrity of Ballard’s and its customers’ and partners’ data or information. While we have made investments seeking to address these threats, including monitoring of networks and systems, hiring of experts, employee training and security policies for employees, we may face difficulties in anticipating and implementing adequate preventative measures and remain potentially vulnerable. We must rely on our own safeguards as well as the safeguards put in place by our suppliers, customers and partners to mitigate the threats. Our internal systems are audited for cybersecurity vulnerabilities by third party security firms to ensure we are prepared for new and emerging threats. Our suppliers, customers and partners have varying levels of cybersecurity expertise and safeguards, most have yearly compliance audits that are available upon request.

An IT System failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to sensitive, confidential or personal data or information or expose us to regulatory investigation, litigation or contractual penalties. Our customers, partners or governmental authorities may question the adequacy of cybersecurity processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cybersecurity threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means.

Global macro-economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions, including volatility in China, may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and batteries as well as coal, oil and nuclear-powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to operate our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products and services.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products and services. Environmental laws and regulations have driven interest in fuel cells. We cannot guarantee that these laws and policies, including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products and services.

Government budgetary constraints could reduce the demand for our products by restricting the funding available to public transportation agencies and militaries. We cannot guarantee that current government direct and indirect financial support for our products will continue.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. Regardless, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

If completed, potential merger and acquisition activity may fail to achieve the expected benefits of the transaction, including potential disruptions to operations, higher than anticipated costs and efforts to integrate, and loss of key personnel.

Merger and acquisition activities are disruptive to management and the expected benefits of a merger or acquisition transaction are subject to numerous risks, including the disruption of our day-to-day operations, a failure to realize projected revenue gains, achieve expected cost savings within the assumed timeframe, and integration costs being higher than expected.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. An inability to realize the 48 full extent of, or any of, the anticipated benefits of a merger or acquisition transaction, as well as any delays encountered in the integration process, could have a material adverse effect on our business and results of operations.

Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product safety, product liability and similar claims that are inherent in electrical products and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Risks Related to our Securities

Investing in the Securities is speculative, and investors could lose their entire investment.

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Securities.

We do not currently intend to pay cash dividends.

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Ballard’s board of directors and will depend on Ballard’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our Securities appreciates.

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to our operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by us or our competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

We cannot assure you that the market price of the Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•	governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;

•	changes in Canadian, U.S. or other foreign regulatory policy during the period of product development;

•	changes in Canadian, U.S. or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;

•	developments in patent or other proprietary rights, including any third-party challenges of our intellectual property rights;

•	announcements of technological innovations by us or our competitors;

•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•	changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates; and

•	conditions and trends in energy and other industries.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected

There is no market through which the Preferred Shares, Warrants, Debt Securities or Units may be sold.

There is no market through which the Preferred Shares, Warrants, Debt Securities or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;

•	changes in Ballard’s financial performance or prospects;

•	changes or perceived changes in Ballard’s creditworthiness;

•	the prospects for companies in the industry generally;

•	the number of holders of those securities;

•	the interest of securities dealers in making a market for those securities; and

•	prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Future sales or issuances of Securities could decrease the value of existing securities, dilute investors’ voting power and reduce Ballard’s earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. Our articles permit the issuance of an unlimited number of Common Shares. Moreover, we may issue additional Common Shares on the exercise of options under our Consolidated Share Option Plan and Consolidated Share Distribution Plan. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Our directors have discretion to determine the price and the terms of further issuances. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in Ballard’s earnings per share.

The board of directors may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, Ballard’s articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive Ballard’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Ballard.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, as amended, and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

We will have broad discretion over the use of proceeds from sales of the Securities, and we may not use the proceeds in the desired manner.

Management will have discretion concerning the use of the proceeds from sales of the Securities as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds from sales of the Securities. Management may use the net proceeds from sales of the Securities other than as described under the heading “Use of Proceeds” if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products and services. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

We incurred operating losses and negative operating cash flow for the year ended December 31, 2019. We expect to use the net proceeds from the sale of Securities in pursuit of our ongoing general business objectives. To that end, a substantial portion of the net proceeds from the sale of Securities are expected to be allocated to working capital requirements and to the continuing development and marketing of our proprietary technologies and core products. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of the net proceeds from the sale of Securities and/or existing working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since March 31, 2020.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$750,000,000.

DESCRIPTION OF SHARE CAPITAL

Common Shares

We are authorized to issue an unlimited number of Common Shares, without par value, of which 244,001,991 are issued and outstanding as at the date of this Prospectus. There are options outstanding to purchase up to 4,449,071 Common Shares at prices ranging from CDN$1.6764 to CDN$14.5019. There are up to 1,015,709 Common Shares issuable on the redemption of outstanding restricted share units and up to 806,148 Common Shares issuable on the redemption of outstanding deferred share units. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of Preferred Shares, are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Dividend Policy

We have not paid any dividends to date on the Common Shares. We intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares. As at the date of this Prospectus there are no Preferred Shares issued and outstanding. The Preferred Shares are issuable in series and the board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate. Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on any exchange;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement. We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants. If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture, if any, and the Warrant certificate will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture, if any, and the Warrant certificate.

We may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Contractual Right of Rescission for Warrants

Original purchasers of Warrants (if offered separately by the Company) will have a contractual right of rescission against the Company in respect of the exercise of such Warrants. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrants, the amount paid upon exercise upon surrender of the underlying Common Shares received on exercise of such Warrants, in the event that this Prospectus (as supplemented) contains a misrepresentation, and provided that:

(a)	the exercise of the Warrants takes place within 180 days of the date of the purchase of the Warrants under this Prospectus; and

(b)	the right to rescission is exercised within 180 days of the date of the purchase of the Warrants under this Prospectus.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Debt Securities that we may offer under this Prospectus, which may be issued in one or more series. Debt Securities may be offered independently or together with other Securities.

General

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the price at which the Debt Securities will be offered;

•	the currency or currencies in which the Debt Securities will be offered and in which the principal, premium, if any, and interest, if any, will be paid;

•	the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable;

•	the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

•	the dates on which and the price or prices at which the Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

•	the covenants applicable to the Debt Securities;

•	the right, if any, of holders of the Debt Securities to convert them into Common Shares or other securities, including any contingent conversion provisions and any provisions intended to prevent dilution of those conversion rights;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;

•	any special or modified events of default or covenants with respect to the Debt Securities;

•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•	the percentage of the principal amount of the debt securities which is payable if maturity of the Debt Securities is accelerated because of a default;

•	the effect of any merger, consolidation, sale or other disposition of our business on the Debt Securities and Indenture, if any and as applicable;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be listed on any exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material United States and Canadian federal income tax consequences of owning the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Rights of Holders Prior to Exercise

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to the conversion of such Debt Securities, holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Global Securities

We may issue Debt Securities in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent (“Unit Agent”) that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Securities otherwise described herein in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•	the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing Unit Agreement, if any; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital” and “Description of Warrants” will apply to each Unit and to any Security included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX and the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
June 1 —11, 2020	$15.33 - $19.41	934,000	$11.37 – $14.58	3,338,000
May 2020	$13.11- $14.85	700,000	$9.31 - $10.81	1,784,000
April 2020	$10.35 - $14.56	695,000	$7.26 - $10.46	1,810,000
March 2020	$10.51 - $14.22	1,578,000	$7.33 - $10.64	4,158,000
February 2020	$12.06 - $18.66	1,621,000	$8.44 - $14.14	4,697,000
January 2020	$10.13 - $16.29	1,791,000	$7.81 - $12.04	4,611,000
December 2019	$7.98 - $9.30	331,000	$6.07 - $7.18	1,232,000
November 2019	$7.38 - $9.57	477,000	$5.64 - $7.26	1,844,000
October 2019	$6.34 - $7.95	392,000	$4.78 - $6.10	1,336,000
September 2019	$5.96 - $7.45	781,000	$4.48 - $5.64	1,673,000
August 2019	$5.49 - $6.19	260,000	$4.15 - $4.68	930,000
July 2019	$5.20 - $5.58	142,000	$3.99 - $4.24	848,000
June 2019	$4.62 - $5.55	193,000	$3.50 - $4.17	838,000

The closing price of the Common Shares on the TSX and the NASDAQ on June 11, 2020 was CDN$16.38 and US$12.03, respectively.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
Common Shares:
June 12, 2019(1)	USD $1.33-$2.36	18,499
June 13, 2019(1)	CDN $1.80-$2.98	1,500
June 14, 2019(1)	CDN $2.67	3,333
July 3, 2019(1)	CDN $1.22-$2.67	8,833
July 4, 2019(1)	CDN $2.67	666
July 22, 2019(1)	CDN $1.80-$3.63	1,667
July 31, 2019(1)	CDN $1.80-$3.63	10,002
August 1, 2019(1)	USD $2.00	1,600

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
August 6, 2019(1)	USD $2.00-$2.36	2,397
August 7, 2019(1)	CDN $1.22-$2.98	16,581
August 8, 2019(1)	CDN $1.22-$4.82	18,333
August 9, 2019(1)	CDN $3.73	1,000
August 13, 2019(1)	CDN $1.22-$3.73	8,500
August 14, 2019(1)	CDN $2.98	3,500
August 15, 2019(1)	CDN $2.98	2,000
August 20, 2019(1)	CDN $2.98	3,000
August 21, 2019(1)	CDN $1.80	2,000
August 22, 2019(1)	CDN $1.22	9,000
August 23, 2019(1)	CDN $1.80-$2.67	15,833
August 26, 2019(1)	CDN $1.80	2,000
August 27, 2019(1)	CDN $2.67	333
August 28, 2019(1)	USD $0.83	10,000
September 3, 2019(1)	USD $1.23-CDN $3.63	4,000
September 5, 2019(1)	CDN $2.67-$3.63	9,166
September 6, 2019(1)	USD $0.83-CDN $1.80	15,500
September 9, 2019(1)	CDN $1.22-$3.73	23,233
September 10, 2019(1)	CDN $1.22-USD $1.23	56,667
September 11, 2019(1)	CDN $1.22-$4.82	103,298
September 12, 2019(1)	CDN $2.67-$3.73	8,666
September 13, 2019(1)	CDN $1.22-$3.73	26,832
September 16, 2019(1)	CDN $1.22-$2.98	29,134
September 17, 2019(1)	CDN $1.22-USD$3.74	176,295
September 18, 2019(1)	CDN $1.22-$3.73	46,184
September 19, 2019(1)	CDN $1.80-$3.73	174,865
September 20, 2019(1)	CDN $1.80-$3.73	36,167
September 23, 2019(1)	CDN $2.67	3,333
September 24, 2019(1)	CDN $1.22-$3.63	29,666
September 25, 2019(1)	CDN $3.63-$4.82	13,332
September 26, 2019(1)	CDN $1.80-$3.73	8,332
October 1, 2019(1)	CDN $3.63-$4.82	13,332
October 22, 2019(1)	CDN $2.98-$4.82	4,000
October 23, 2019(1)	CDN $2.98	4,667
October 24, 2019(1)	CDN $2.98-$3.73	1,000
October 25, 2019(1)	CDN $2.98-$4.82	1,334
October 28, 2019(1)	CDN $1.80-$3.63	4,678
October 31, 2019(1)	CDN $1.80-$2.98	3,000
November 1, 2019(1)	CDN $3.73	1,000
November 6, 2019(1)	CDN $1.80-$3.73	32,333
November 8, 2019(1)	CDN $4.82-USD $3.74	13,333

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
November 12, 2019(1)	CDN $4.82	6,666
November 13, 2019(1)	CDN $1.22-$4.82	382,066
November 14, 2019(1)	USD $1.23-CDN $4.82	79,545
November 15, 2019(1)	USD $1.23-CDN $4.82	34,788
November 18, 2019(1)	CDN $1.22-$4.82	77,612
November 19, 2019(1)	CDN $1.80-USD $3.74	53,431
November 20, 2019(1)	CDN $1.80-$4.82	103,899
November 21, 2019(1)	CDN $1.80-$4.82	10,166
November 22, 2019(1)	CDN $2.67-$3.73	1,500
November 26, 2019(1)	CDN $2.67	2,000
November 27, 2019(1)	CDN $1.80-$3.73	25,000
November 28, 2019(1)	CDN $2.98	3,000
November 29, 2019(1)	USD $2.36-$3.35	2,000
December 2, 2019(1)	USD $3.35	1,000
December 6, 2019(2)	CDN $3.83	3,964
December 12, 2019(1)	CDN $2.98-$3.63	2,666
December 16, 2019(1)	CDN $1.80-$3.83	2,916
December 17, 2019(1)	CDN $1.80-$3.73	1,250
December 18, 2019(1)	CDN $1.80-$4.82	117,997
December 19, 2019(1)	CDN $2.98	2,000
December 20, 2019(1)	CDN $1.80-$3.73	1,266
December 27, 2019(1)	CDN $1.80-$4.82	4,000
December 30, 2019(1)	CDN $1.80-$3.73	3,400
December 31, 2019(1)	CDN $2.67-$2.98	2,990
January 2, 2020(1)	CDN $1.80-$3.73	250
January 3, 2020(1)	CDN $1.80-$3.73	2,333
January 6, 2020(1)	CDN $1.80-$3.73	4,666
January 7, 2020(1)	CDN $2.98	3,000
January 8, 2020(1)	CDN $1.22-USD $2.36	6,050
January 9, 2020(1)	CDN $1.80-$3.73	5,434
January 10, 2020(1)	CDN $1.80-$3.73	6,000
January 13, 2020(1)	CDN $2.98	2,000
January 14, 2020(1)	CDN $1.80-USD $3.74	12,933
January 15, 2020(1)	CDN $2.98-$3.73	4,500
January 16, 2020(1)	CDN $2.67	66
January 17, 2020(1)	CDN $3.73	5,000
January 20, 2020(1)	CDN $2.98	1,125
January 21, 2020(1)	CDN $2.67-$3.73	25,194
January 22, 2020(1)	CDN $2.67-$3.63	3,166
January 23, 2020(1)	CDN $1.80-$3.73	10,000
January 24, 2020(1)	CDN $1.80-$3.73	19,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
January 29, 2020(1)	CDN $3.73	500
January 30, 2020(1)	CDN $1.80	1,000
January 31, 2020(1)	CDN $1.80	1,000
February 7, 2020(1)	CDN $2.98	2,000
February 12, 2020(1)	CDN $3.73	1,000
February 13, 2020(1)	CDN $1.22	1,000
February 19, 2020(1)	CDN $2.67	666
February 20, 2020(1)	CDN $2.98	4,067
February 21, 2020(1)	CDN $2.98-USD $3.35	5,500
February 24, 2020(1)	CDN $1.80	700
February 26, 2020(1)	CDN $2.98	2,000
March 2, 2020(1)	USD $1.19	1,000
March 4, 2020(1)	CDN $4.82	1,000
March 5, 2020(1)	CDN $2.98-USD $3.74	31,333
March 6, 2020(1)	USD $2.00-$3.74	6,667
March 6, 2020(2)	CDN $13.01-USD $9.72	261,655
March 9, 2020(1)	CDN $2.67	1,268
March 10, 2020(1)	CDN $1.22-$4.82	149,168
March 11, 2020(1)	CDN $2.67-$4.82	96,284
March 12, 2020(1)	CDN $2.67-$4.82	23,335
March 13, 2020(1)	CDN $2.67	334
March 13, 2020(3)	CDN $4.82	7,608
March 13, 2020(4)	USD $9.20	391,240
March 16, 2020(2)	CDN $4.08	1,229
March 16, 2020(1)	CDN $2.67-$4.82	6,667
March 16, 2020(4)	USD $8.20	185,348
March 17, 2020(1)	CDN $1.80-$3.73	28,400
March 17, 2020(4)	USD $8.29	250,000
March 18, 2020(1)	CDN $3.73	1,000
March 18, 2020(4)	USD $8.03	408,800
March 19, 2020(1)	CDN $2.98	5,250
March 19, 2020(4)	USD $8.00	244,317
March 20, 2020(1)	CDN $4.08	5,333
March 23, 2020(1)	CDN $2.67-$4.08	11,000
March 23, 2020(4)	USD $7.58	214,738
March 24, 2020(1)	CDN $2.67-$4.82	48,166
March 24, 2020(4)	USD $8.05	292,182
March 25, 2020(1)	CDN $2.67-$4.08	8,149
March 25, 2020(4)	USD $7.82	385,000
March 26, 2020(1)	CDN$2.67-$4.82	15,334
March 26, 2020(4)	USD $8.24	1,000,000

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
March 27, 2020(1)	CDN $2.67-$4.82	32,400
March 27, 2020(4)	USD $8.58	1,430,000
March 30, 2020(1)	CDN $2.67	10,000
March 30, 2020(4)	USD $8.24	1,100,000
March 31, 2020(4)	USD $7.81	656,000
April 1, 2020(1)	CDN $2.67-$4.08	6,333
April 1, 2020(4)	USD $7.67	480,000
April 2, 2020(4)	USD $7.65	1,160,000
April 2, 2020(1)	CDN $2.67-$2.98	3,107
April 9, 2020(1)	USD $3.06	3,333
April 14, 2020(1)	CDN $3.73	5,000
April 16, 2020(1)	USD $1.04-CDN$2.98	3,534
April 17, 2020(1)	CDN $2.67	1,000
April 20, 2020(1)	CDN $4.08	2,000
April 21, 2020(1)	CDN $2.67-$4.08	1,334
April 27, 2020(1)	CDN $2.67-$4.82	10,000
April 29, 2020(1)	CDN $4.82	1,000
May 1, 2020(1)	USD $1.04	2,222
May 6, 2020(1)	CDN $2.98	1,000
May 11, 2020(1)	CDN $1.80-$4.82	41,583
May 11, 2020(1)	USD $0.71	10,000
May 12, 2020(1)	CDN $2.67-$4.82	16,666
May 13, 2020(1)	USD $1.04	2,222
May 13, 2020(1)	CDN $1.80-$4.08	8,000
May 14, 2020(1)	CDN $2.67-$4.82	21,832
May 18, 2020(1)	USD $1.04	2,223
May 21, 2020(1)	CDN $2.98	700
May 22, 2020(1)	CDN $1.80-$4.08	7,416
May 28, 2020(1)	CDN $1.80-$4.82	29,316
June 1, 2020(1)	CDN $4.82	3,000
June 1, 2020(1)	USD $1.33	10,000
June 2, 2020(1)	CDN $3.73-$4.08	7,466
June 3, 2020(1)	CDN $2.98-$4.08	4,500
June 5, 2020(1)	CDN $4.82	13,333
June 8, 2020(1)	CDN $2.67-$3.73	1,834
June 8, 2020(1)	USD $3.74	3,333
June 8, 2020(2)	CDN $3.81	1,317
June 9, 2020(2)	CDN $4.33	13,526
June 9, 2020(1)	CDN $2.67-$4.08	4,783
June 9, 2020(1)	USD $1.33	10,000
June 10, 2020(1)	CDN $3.73	250
June 11, 2020(1)	CDN $1.80-$4.82	154,147
Options to purchase Common Shares:
September 6, 2019	CDN $5.99	57,000
March 6, 2020	CDN $14.22-USD $10.64	1,351,919
Restricted Share Units:
September 5, 2019	CDN $5.99	5,008
March 5, 2020	CDN $14.22-USD $10.64	148,375
Deferred Share Units:

Date of Grant/ Issuance	Price per Security ($)	Number of Securities Issued
June 28, 2019	CDN $5.35	17,229
September 30, 2019	CDN $6.47	14,245
December 31, 2019	CDN $9.28	9,930
March 31, 2020	CDN $10.67	9,926

Notes:

(1)       Issued on the exercise of previously granted options.

(2)       Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(3)       Issued on the exercise of previously granted deferred stock units from the Consolidated Share Distribution Plan.

(4)       Issued pursuant to an at-the-market offering.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Regulatory Authority (FINRA), the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; or (i) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and are also available electronically at www.sedar.com.

The following documents, which were filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated March 5, 2020 for the year ended December 31, 2019;

(b)	the audited consolidated statements of financial position of the Company as at December 31, 2019 and December 31, 2018 and the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2019 and December 31, 2018, together with the notes thereto, and the reports of the independent registered public accounting firm thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company dated March 5, 2020 for the year ended December 31, 2019;

(d)	the unaudited interim consolidated statement of financial position of the Company as at March 31, 2020 and the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the three months ended March 31, 2020 and 2019, together with the notes thereto;

(e)	the interim management’s discussion and analysis of financial condition and results of operations of the Company dated May 5, 2020 for the three months ended March 31, 2020;

(f)	the management proxy circular of the Company dated April 6, 2020 in connection with the annual meeting of shareholders held on June 3, 2020; and

(g)	the material change report of the Company dated March 19, 2020 in connection with the Company’s at-the-market offering of up to US$75,000,000 of Common Shares from treasury to the public from time to time at prevailing market prices.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type referred to above or similar material and any documents required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus and during the period that this Prospectus is effective, will be deemed to be incorporated by reference in this Prospectus and will automatically update and supersede information contained or incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, and the documents incorporated or deemed to be incorporated by reference herein.

Documents and information in an annual report on Form 40-F filed by the Company with the SEC under the U.S. Exchange Act from the date of this Prospectus and until all of the Securities are sold shall be deemed incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part. To the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided in such report). In addition, we may incorporate by reference into this Prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated By Reference” in this Prospectus;

•	the consent of KPMG LLP, the Company’s independent registered public accounting firm;

•	the consent of Stikeman Elliott LLP, the Company’s Canadian counsel;

•	powers of attorney of the Company’s directors and certain officers; and

•	the form of Indenture.

A copy of the form of Warrant Indenture will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Computershare Investor Services Inc., with an address at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Seattle, Washington, with respect to U.S. legal matters. Counsel named in the applicable Prospectus Supplement will pass upon legal matters for any underwriters or agents.

AGENT FOR SERVICE OF PROCESS

Ms. Duy-Loan Le, Mr. Marty Neese, Mr. Sherman Sun and Mr. Kevin Jiang, directors of the Company, each reside outside of Canada and have each appointed the following agent for service of process in Canada:

Name of Persons	Name and Address of Agent
Ms. Duy-Loan Le Mr. Marty Neese Mr. Sherman Sun Mr. Kevin Jiang	152928 Canada Inc. c/o Stikeman Elliott LLP Suite 1700, 666 Burrard Street Vancouver, BC V6C 2X8

Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

Our financial statements as at December 31, 2019 and 2018 and for the years then ended incorporated by reference into this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their reports dated March 4, 2020, which are also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing. The Company’s auditors, KPMG LLP, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but four of our directors and officers, and all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for U.S. investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for U.S. investors to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning this offering.